FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)
Suite 2300 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

June 9, 2011

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51- 102 with respect to the material change report disclosed in this report is June 9, 2011. The material change report was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports additional results from the final 21 drill holes from the Winter Drill program at the Livengood Gold Project near Fairbanks, Alaska.

Item 5.	Full Description of Material Change

The Issuer reports results for the final 21 drill holes from its recently completed 2011 Winter Drill Program at the Livengood Gold Project near Fairbanks, Alaska. Results continue to expand high-grade zones within the deposit, with multiple thick zones of higher grade mineralization encountered in shallow drilling, including 92.9 metres of 1.62 g/t gold (hole MK- 11-116) while deeper core drilling has revealed two major structurally controlled higher grade feeder zones.

Highlights from drilling:

• Hole MK-RC-480CT: 92.3 m @ 1.57 g/t gold from 219.5 m depth (core tail; southern Core Zone)
• Hole MK-RC-500CT: 49.9m @ 1.35 g/t gold from 188.7 m depth (core tail; southern Core Zone)
• MK-11-108: 29.3 m @ 1.64 g/t from 151.5 m depth (southern Core Zone)
• Hole MK-11-116: 92.9 m at 1.62 g/t gold from 163.47 m depth (southern Core Zone)
• Hole MK-11-116 (continued): 65.4 m at 1.02 g/t gold from 317.3 m depth (southern Core Zone)
• Hole MK-RC-0518: 39.6 m at 1.68 g/t gold from 137.2 m depth (Core Zone)
• Hole MK-RC-0518 (continued): 76.2 m at 1.35 g/t gold from 198.1 m depth (Core Zone)

The 2011 Winter drill program consisted of a series of shallow infill and step out holes designed to confirm the continuity and grade of mineralization at the Money Knob deposit. These results continue to outline and expand the high-grade zones within the deposit, which could form initial surface mining phases in a potential extraction scenario. The Issuer will incorporate all results from the 2011 Winter drill program into an updated Resource Estimate planned to be released in the fourth quarter of 2011.

High Grade Zones at Depth

The drill program also included deeper core drilling designed to test the deposit at depth, and the results have now revealed at least two major structurally controlled higher grade feeder zones in the broader Core Zone which average 1.0 g/t to 2.0 g/t gold with intervals of 3.0 g/t to 5.0 g/t gold (Table 1). One of these structural zones occurs over a strike length of at least 325 metres with a dip length of greater than 160 metres (Fig. 1). The second structure occurs over a strike length of at least 275 metres with a vertical extent of more than 200 metres. Both structures are near vertical in orientation and open at depth, but appear to be capped updip. Continued exploration drilling will focus on expanding these currently defined zones as well as explore for additional zones within the deposit.

A new 10,000-metre district-wide exploration program has also commenced which is targeting new discoveries along the Livengood trend both to the east-northeast and to the west of the existing Money Knob deposit. The first phase of this program includes 3,750 metres of exploration diamond drilling and 130 line kilometres of 3D IP ground geophysics. Drilling of the first target and a major geophysical survey have begun, with results expected over the summer and fall of 2011.

Figure 1: Plan map showing locations of drill holes reported in this news release, cumulative grade thickness contoured on collars.

Table 1: Significant new intercepts*
*Intercepts are calculated using a 0.25 g/t gold cutoff and a maximum of 3 metres of internal waste.

	From		Length	Gold
Hole ID	(metres)	To (metres)	(metres)	(g/t)	Area and Comments

MK-RC- 0480CT	91.44	112.78	21.34	1.08	Southern Core Zone infill
	137.16	178.31	41.15	0.90
includes	146.30	152.4	6.10	1.22
includes	164.59	169.16	4.57	1.85
includes	173.74	176.78	3.04	2.67
	181.36	214.88	33.52	0.54
	219.46	311.81	92.35	1.57	new core data from 265.18m
	314.86	333.15	18.29	0.64
	334.67	340.62	5.95	2.18

MK-RC-0496	108.20	124.97	16.77	1.61	Sunshine Zone infill
includes	108.20	111.25	3.05	6.79
	138.68	156.97	18.29	0.59
includes	143.26	146.3	3.04	1.70
	164.59	199.64	35.05	0.53
	205.74	263.65	57.91	0.59

MK-RC- 0500CT	143.26	150.88	7.62	1.33	Southern Core Zone infill
	188.74	238.66	49.92	1.35	new core data from 150.88m
includes	201.78	205.63	3.85	2.68
	244.75	270.66	25.91	1.01
includes	246.28	253.9	7.62	2.08
	306.72	310.89	4.17	1.42
	382.00	392.1	10.10	0.71
	415.42	423.81	8.39	0.69

MK-RC-0514	64.01	73.15	9.14	0.64	Sunshine Zone infill
	135.64	146.3	10.66	0.53
	173.74	182.88	9.14	0.88
includes	178.31	181.36	3.05	1.74
	254.51	268.22	13.71	0.96
includes	260.60	266.7	6.10	1.80

MK-RC-0515	4.57	15.24	10.67	0.77	Core Zone infill
	35.05	53.34	18.29	0.48
	70.10	83.82	13.72	0.60
	120.40	129.54	9.14	0.62
	134.11	192.02	57.91	0.85
includes	158.50	161.54	3.04	4.61
	196.60	207.26	10.66	0.50
	211.84	230.12	18.28	0.56
	259.08	288.04	28.96	0.56

MK-RC-0516	129.54	140.21	10.67	1.61	Southern Core Zone infill
includes	134.11	137.16	3.05	4.05
	169.16	195.07	25.91	0.75
includes	175.26	179.83	4.57	1.43

	From		Length	Gold
Hole ID	(metres)	To (metres)	(metres)	(g/t)	Area and Comments
	219.46	240.79	21.33	1.07
includes	219.46	225.55	6.09	2.65
	288.04	310.9	22.86	0.41
	313.94	349	35.06	0.70
	385.57	409.96	24.39	0.67
includes	400.81	403.86	3.05	1.93
	414.53	426.72	12.19	0.57

MK-RC-0517	42.67	65.53	22.86	1.34	Sunshine Zone infill
includes	47.24	51.82	4.58	3.62
includes	56.39	62.48	6.09	1.44
	73.15	85.34	12.19	0.81
includes	79.25	82.3	3.05	1.89
	97.54	114.3	16.76	0.39
	120.40	128.02	7.62	2.24
includes	120.40	124.97	4.57	3.56
	257.56	353.57	96.01	0.88
includes	281.94	286.51	4.57	1.79
includes	313.94	335.28	21.34	1.51
	358.14	374.9	16.76	1.03
includes	358.14	361.19	3.05	1.91

MK-RC-0518	36.58	41.15	4.57	1.19	Core Zone infill
	67.06	74.68	7.62	0.70
	115.82	129.54	13.72	0.55
	137.16	176.78	39.62	1.68
includes	147.83	175.26	27.43	2.24
	198.12	274.32	76.20	1.35
includes	202.69	216.41	13.72	3.56
includes	222.50	230.12	7.62	1.55
includes	237.74	240.79	3.05	1.93
includes	257.56	263.65	6.09	1.31

MK-RC-0519	25.91	33.53	7.62	2.33	Core Zone infill
includes	25.91	32	6.09	2.84
	50.29	99.06	48.77	0.68
includes	73.15	79.25	6.10	1.15
includes	86.87	91.44	4.57	1.38
	106.68	109.73	3.05	8.10

MK-RC-0520	36.58	60.96	24.38	0.84	Sunshine Zone infill
includes	53.34	56.39	3.05	3.59
	77.72	94.49	16.77	0.53
	103.63	114.3	10.67	0.70
	129.54	147.83	18.29	0.41
	224.03	237.74	13.71	0.74
	256.03	266.7	10.67	0.58
	280.42	292.61	12.19	0.81
includes	284.99	289.56	4.57	1.60

MK-RC-0521	67.06	79.25	12.19	1.11	Money Knob infill

MK-11-108	125.58	128.6	3.02	2.59	Southern Core Zone infill

	From		Length	Gold
Hole ID	(metres)	To (metres)	(metres)	(g/t)	Area and Comments
	139.29	144.17	4.88	1.88
	151.49	180.76	29.27	1.64
includes	160.16	165.2	5.04	1.96
	181.24	212.57	31.33	0.53
	221.10	228.23	7.13	1.14
	247.50	256.64	9.14	1.03
	285.90	315.78	29.88	0.54
	317.46	333.41	15.95	0.46
	359.00	366.08	7.08	2.52
includes	361.27	364.48	3.21	5.12
	454.46	456.6	2.14	3.88

MK-11-110	29.87	31.39	1.52	3.27	Core Zone infill
	63.84	69.49	5.65	1.32
	110.98	130.45	19.47	0.73
	131.97	154.39	22.42	0.78
includes	144.17	149.5	5.33	1.13
	180.59	210.26	29.67	0.40

MK-11-116	72.74	80.00	7.26	0.76	Southern Core Zone infill
	163.47	256.34	92.87	1.62
includes	165.72	182.12	16.40	4.76
	270.01	280.11	10.10	1.05
	284.68	299.42	14.74	0.57
	317.30	382.71	65.41	1.02
includes	334.21	339.44	5.23	5.29

Livengood Project Highlights

•

ITH controls 100% of its approximately 145 square kilometre Livengood land package, which is made up of fee land leased from the Alaska Mental Health Trust, a number of smaller private mineral leases and 115 Alaska state mining claims.

•

The Livengood project has a favourable logistical location, being situated 110 road kilometres north of Fairbanks, Alaska, along the paved, all-weather Elliott Highway, the Trans-Alaska Pipeline Corridor, and the proposed Alaska natural gas pipeline route. The terminus of the Alaska State power grid lies approximately 80 kilometres to the south.

•

Drilling at the project continues to expand the deposit, with the current estimated resource only representing a snapshot in time. The latest resource estimate (as at April 11, 2011) of 277 Mt at an average grade of 0.83 g/t gold for 7.4 Moz gold in the Measured category, 120 Mt at an average grade of 0.83 g/t gold for 3.2 Moz gold in the Indicated category, and 104 Mt at an average grade of 0.79 g/t for 2.7 Moz in the Inferred category, all at a 0.5 g/t gold cut off grade, makes it one of the largest new gold discoveries in North America.

•

The Core and Sunshine zones together account for most of the higher grade mineralization (Measured resources of 138 Mt at an average grade of 1.07 g/t, Indicated resources of 55 Mt at an average grade of 1.12 g/t gold and Inferred resources of 41 Mt at an average grade of 1.11 g/t gold, based on a cut-off grade of 0.7 g/t gold) and will form the basis for initial mine design work.

•	Ongoing metallurgical studies are focused on the potential use of conventional whole ore milling with a grinding-gravity flotation circuit for the Livengood mineralization which has returned preliminary gold recoveries to a concentrate of 78 to 89%. Heap leach test work for oxide material crushed to one-half inch averages approximately 70%. Ongoing test work is focused on optimizing both treatment options in the context of prefeasibility study completion this year.

•	The geometry of the currently defined shallowly dipping, outcropping deposit has a low strip ratio amenable to low cost surface mining techniques which could support a high production rate and economies of scale.

•	No major permitting hurdles have been identified to date.

Geological Overview

The Livengood Deposit is hosted in a thrust-interleaved sequence of Proterozoic to Palaeozoic sedimentary and volcanic rocks. Mineralization is related to a 90 million year old (Fort Knox age) dike swarm that cuts through the thrust stack. Primary ore controls are a combination of favourable lithologies and crosscutting structural zones. In areas distal to the main structural zones, the selective development of disseminated mineralization in favourable host rocks is the main ore control. Within the primary structural corridors, all lithologies can be pervasively altered and mineralized. Devonian volcanic rocks and Cretaceous dikes represent the most favourable host lithologies and are pervasively altered and mineralized throughout the deposit. Two dominant structural controls are present: 1) the major shallow south-dipping faults which host dikes and mineralization which are related to dilatant movement on structures of the original fold-thrust architecture during post-thrusting relaxation, and 2) steep NW trending linear zones which focus the higher-grade mineralization which cuts across all lithologic boundaries. The net result is broad flat-lying zones of stratabound mineralization around more vertically continuous, higher grade core zones with a resulting lower strip ratio for the overall deposit and higher grade areas that could be amenable for starter pit production.

The surface gold geochemical anomaly at Livengood covers an area 10 kilometres long by 2 kilometres wide, of which approximately one quarter has been explored by drilling to date. Surface exploration is ongoing as new targets are being developed to the east and west of the known deposit.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein. Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744), who is a qualified person as defined by National Instrument 43-101. He is a member of AusIMM and SAIMM. Mr. Brechtel is not independent of the Issuer, as he is the President and COO and holds incentive stock options.

The work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Issuer, who is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska for preparation and then on to ALS Chemex in Reno, Nevada or Vancouver, B.C. for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the expansion of the estimated resources at Livengood, the potential for any production at the Livengood project, the completion of a preliminary economic analysis of the Livengood project incorporating a milling scenario, the potential for higher grade mineralization to form the basis for a starter pit component in any production scenario, the potential low strip ratio of the Livengood deposit being amenable for low cost open pit mining that could support a high production rate and economies of scale, the potential for cost savings due to the high gravity concentration component of some of the Livengood mineralization, the completion of a pre-feasibility study at Livengood, the potential for a production decision to be made, the potential commencement of any development of a mine at Livengood following a production decision, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the inability of the Issuer to obtain any necessary permits, consents or authorizations required for its activities, the inability of the Issuer to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s Annual Information Form filed with certain securities commissions in Canada and the Issuer’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Issuer's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Carl Brechtel, Chief Operating Officer
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

June 16, 2011